Exhibit 99.4

(Incorporated in the Cayman Islands with limited liability)

(於開曼群島註冊成立的有限公司 )

(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733, 40246, 40247, 40584, 40585)

(股份代號: 1928 及票據證券代號: 5140、5141、5142、5725、5727、5733、40246、40247、40584、40585)

NOTIFICATION LETTER 通知信函

March 26, 2021

Dear Shareholder,

Sands China Ltd. (the “Company”)

– Notice of publication of 2020 Annual Report, Circular, Notice of Meeting and Proxy Form (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.sandschina.com and the website of HKEXnews (the “HKEXnews”) at www.hkexnews.hk, or the arranged printed form(s) of the Current Corporate Communications is enclosed (if applicable). You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website. Viewing them requires that you have Adobe® Reader® installed. You may also access the Current Corporate Communications by visiting the website of HKEXnews.

Shareholders may at any time choose to receive, free of charge, the Corporate Communications(Note) (including the Current Corporate Communications) either in printed form, or read the website version; and either the English language version only, the Chinese language version only or both language versions, notwithstanding any previous request conveyed to the Company. If you want to receive another printed version of the Current Corporate Communications, please complete the Request Form on the reverse side (which may also be downloaded from the websites mentioned above) and send it to the Company c/o Computershare Hong Kong Investor Services Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form. There is no need to affix a stamp when returning if posted in Hong Kong. If you are posting from outside Hong Kong, please affix an appropriate stamp. The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. You may also send an email with a scanned copy of the completed Request Form to sandschina.ecom@computershare.com.hk.

If you would like to change your choice of language or means of receipt of the Company’s Corporate Communications in future, please write or send an email to the Company at sandschina.ecom@computershare.com.hk c/o the Hong Kong Share Registrar. Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via our website but for any reason you have difficulty in receiving or gaining access to the Current Corporate Communications, the Company will promptly, upon your request, send the Current Corporate Communications to you in printed form free of charge.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at +852 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays.

By order of the Board

SANDS CHINA LTD.

Dylan James Williams

Company Secretary

Note:

Corporate Communications include but is not limited to (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

致 股 東 ：

金 沙 中 國 有 限 公 司 （「 本 公 司 」）

– 2 0 2 0 年 年 度 報 告 、 通 函 、 會 議 通 告 及 委 任 代 表 表 格 （「 本 次 公 司 通 訊 文 件 」） 之 發 佈 通 知

本 公 司 的 本 次 公 司 通 訊 文 件 中 、 英 文 版 本 已 上 載 於 本 公 司 網 站 www.sandschina.com 及 香 港 交 易 所 披 露 易 （「 披 露 易 」） 網 站 www.hkexnews.hk， 歡 迎 瀏 覽 ， 或 按 安 排 附 上 本 次 公 司 通 訊 文 件 之 印 刷 本 ( 如 適 用 )。 請 在 本 公 司 網 站 主 頁 按 「 投 資 者 關 係 」 一 項 ， 並 需 使 用 已 安 裝 的 Adobe® Reader® 開 啟 ， 或 在 披 露 易 網 站 瀏 覽 有 關 文 件 。

儘 管 閣 下 早 前 曾 向 本 公 司 作 出 公 司 通 訊 文 件 ( 附 註 )（ 包 括 本 次 公 司 通 訊 文 件 ） 收 取 方 式 或 語 言 版 本 的 選 擇 ， 但 仍 可 以 隨 時 更 改 有 關 選 擇 ， 轉 為 以 印 刷 本 或 網 上 方 式 收 取 及 只 收 取 英 文 印 刷 本 、 或 只 收 取 中 文 印 刷 本 、 或 同 時 收 取 中 、 英 文 印 刷 本 ， 費 用 全 免 。 如 閣 下 欲 收 取 本 次 公 司 通 訊 文 件 之 另 一 語 言 印 刷 本 ， 請 閣 下 填 妥 在 本 函 背 面 的 申 請 表 格 （ 該 表 格 亦 可 於 上 述 網 站 下 載 ）， 並 使 用 申 請 表 格 下 方 的 郵 寄 標 籤 寄 回 ， 如 在 香 港 投 寄 ， 毋 須 貼 上 郵 票 ； 如 在 香 港 以 外 地 方 投 寄 ， 請 貼 上 適 當 的 郵 票 ， 申 請 表 格 請 寄 回 香 港 中 央 證 券 登 記 有 限 公 司 （「 香 港 證 券 登 記 處 」）， 地 址 為 香 港 灣 仔 皇 后 大 道 東 1 8 3 號 合 和 中 心 1 7 M 樓 。 閣 下 亦 可 把 已 填 妥 之 申 請 表 格 的 掃 描 副 本 電 郵 至 sandschina.ecom@computershare.com.hk 。

如 欲 更 改 日 後 收 取 公 司 通 訊 文 件 之 語 言 版 本 及 收 取 途 徑 之 選 擇，請 以 書 面 或 以 電 郵 方 式 sandschina.ecom@computershare.com.hk 送 交 到 香 港 證 券 登 記 處 。 如 閣 下 已 選 擇 以 網 上 方 式 收 取 日 後 公 司 通 訊 文 件（ 或 被 視 為 已 同 意 以 網 上 方 式 收 取 ）， 但 因 任 何 理 由 未 能 閱 覽 載 於 網 站 的 本 次 公 司 通 訊 文 件 ， 閣 下 只 要 提 出 要 求 ， 本 公 司 將 盡 快 向 閣 下 寄 上 本 次 公 司 通 訊 文 件 的 印 刷 版 本 ， 費 用 全 免 。

如 對 本 函 內 容 有 任 何 疑 問 ， 請 致 電 本 公 司 電 話 熱 線 + 852 2862 8688 ， 辦 公 時 間 為 星 期 一 至 五 （ 公 眾 假 期 除 外 ） 上 午 9 時 正 至 下 午 6 時 正 。

承 董 事 會 命

金 沙 中 國 有 限 公 司

韋 狄龍

公 司 秘 書

2 0 2 1 年 3 月 2 6 日

附註：	公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告； (b)中期報告及如適用，中期摘要報告；(c)會議通告； (d)上市文件；(e)通函；及(f) 委任代表表格。

CCS8349 SCLH

Request Form 申請表格

To: **Sands China Ltd. (the "Company")**
(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733, 40246, 40247, 40584, 40585)
c/o Computershare Hong Kong Investor Services Limited
(the "Hong Kong Share Registrar")
17M Floor
Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致： **金沙中國有限公司（「公司」）**
（股份代號：1928 及票據證券代號：5140、5141、5142、5725、5727、5733、40246、40247、40584、40585）
經香港中央證券登記有限公司
（「香港證券登記處」）
香港灣仔皇后大道東 183 號
合和中心 17M 樓

I/We have already received a printed copy of the Current Corporate Communications in Chinese / English or have chosen (or are deemed to have consented) to receive the Current Corporate Communications via the Company's website. I/We would like to receive another / a printed version of the Current Corporate Communications of the Company as indicated below:
本人／我們已收取本次公司通訊文件之英文/中文印刷本或已選擇（或被視為已同意）瀏覽本公司網站所登載之本次公司通訊文件。本人／我們現在希望以下列方式收取　貴公司本次公司通訊文件之另一語言 / 一份印刷本：

(Please select **ONLY ONE** of the following options by marking (**X**) in the appropriate box)
(請從下列選擇中，僅在其中**一個空格**內劃上「**X**」號)

☐ I/We would like to receive a printed copy in English now.
本人／我們現在希望收取一份英文印刷本。

☐ I/We would like to receive a printed copy in Chinese now.
本人／我們現在希望收取一份中文印刷本。

☐ I/We would like to receive both the printed English and Chinese copies now.
本人／我們現在希望收取英文和中文各一份印刷本。

Name(s) of Shareholder(s)#
股東姓名#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Contact telephone number
聯絡電話號碼

Address#
地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Signature
簽名

Date
日期

 # You are required to fill in the details if you download this Request Form from the Company's website.
假如你從本公司網站下載本申請表格，請必須填上有關資料。

Notes 附註：

1. Please complete all your details clearly.
請　閣下清楚填妥所有資料。
2. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Request Form in order to be valid.
如屬聯名股東，則本申請表格須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
3. Any Request Form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
如在本申請表格作出超過一項選擇，或未有作出選擇，或未有簽署，或在其他方面填寫不正確，則本表格將會作廢。
4. For the avoidance of doubt, we do not accept any other instructions given on this Request Form.
為免存疑，任何在本申請表格上的其他指示，本公司將不予處理。
5. Please note that both printed English and Chinese versions of all the Company's Corporate Communications that we have sent to our shareholders in the past 12 months are available from the Company on request. They are also available on the Company's website www.sandschina.com for five years from the date of first publication.
本公司備有於過去12個月曾寄發予股東的公司通訊文件的中，英文版印刷本以供索閱。該等通訊文件亦由首次登載日期起計，持續5年載於本公司網站www.sandschina.com上。

The Current Corporate Communications refer to the publication of 2020 Annual Report, Circular, Notice of Meeting and Proxy Form of the Company.
本申請表格所提及之本次公司通訊文件指本公司2020年年度報告、通函、會議通告及委任代表表格。

26032021 1 0

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited
香港中央證券登記有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港

Please cut the mailing label and affix it to the envelope in order to return this form to us.
No postage is necessary if posted in Hong Kong.
當　閣下寄回此表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄，　閣下無需支付郵費或貼上郵票。

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